Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-1 (Nos. 333-222517, 333-227308, and 333-227689), Form S-3 (No. 333-209368) and Form S-8 (Nos. 333-201928, 333-209364, 333-216695, and 333-227072) pertaining to the 2015 Equity Incentive Plan, the 2015 Employee Stock Purchase Plan and the Officer and Director Share Purchase Plan of Avinger, Inc., of our report dated March 6, 2019, relating to the financial statements of Avinger, Inc., which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern emphasis and the adoption of Accounting Standards Codification Topic No. 606, Revenue Recognition, appearing in this Annual Report on Form 10-K for the year ended December 31, 2018.

/s/ Moss Adams LLP

San Francisco, California

March 6, 2019